As Filed Pursuant to

Rule 424(b)(3) Under the

Securities Act of 1933

Registration No. 333-112707

PROSPECTUS SUPPLEMENT NO. 2 DATED NOVEMBER 1, 2006

(To Prospectus Dated June 12, 2006)

TENFOLD CORPORATION

30,473,704 SHARES COMMON STOCK

Sticker Supplement to Prospectus

This prospectus supplement supplements the prospectus dated June 12, 2006 of TenFold Corporation, as supplemented by Supplement No. 1 dated August 1, 2006, relating to the sale by certain of our stockholders of up to 30,473,704 shares of our common stock. You should read this prospectus supplement in conjunction with the prospectus and the previous supplement, and this prospectus supplement is qualified by reference to the prospectus and the previous supplement, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus and the previous supplement.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2 of the prospectus for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

On November 1, 2006, TenFold Corporation filed a Quarterly Report on Form 10-Q (the “10-Q”) for the quarterly period ended September 30, 2006. The text of the 10-Q, including Exhibits 31.1 and 31.2 thereto, is attached hereto and incorporated herein by reference.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission file number 000-25661

TenFold Corporation

(Exact name of registrant as specified in its charter)

Delaware	83-0302610
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

698 West 10000 South

South Jordan, Utah 84095

(Address of principal executive offices, including zip code)

(801) 495-1010

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

(Check one):

Large Accelerated Filer  ☐                 Accelerated Filer  ☐                Non-Accelerated Filer  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   ☐    No  ☒

As of September 30, 2006, there were 46,551,745 shares of the registrant’s Common Stock outstanding.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Quarterly Report on Form 10-Q contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those contained in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” When used in this report, the words “expects,” “intends,” “anticipates,” “should,” “believes,” “will,” “plans,” “estimates,” “may,” “seeks,” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Quarterly Report. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this document. You should carefully review the risk factors described in this Quarterly Report, including those in Part II, Item 1A “Risk Factors.” You should also carefully review the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2005, and those described from time to time in our future reports filed with the Securities and Exchange Commission.

PART I. FINANCIAL INFORMATION

Item 1.	Condensed Financial Statements

TENFOLD CORPORATION

CONDENSED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	September 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$2,373	$1,344
Accounts receivable, (net of allowances for doubtful accounts of $0 and $9, respectively, includes related party receivable of $0 and $25 respectively),	388	209
Unbilled accounts receivable, (net of allowances for doubtful accounts of $0 and $0, respectively)	6	2
Prepaid expenses and other assets	175	161

Total current assets	2,942	1,716
Restricted cash	74	74
Property and equipment, net	195	352

Total assets	$3,211	$2,142

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$140	$483
Income taxes payable	243	250
Accrued liabilities	1,189	1,492
Deferred revenue	2,011	2,218
Current installments of obligations under capital leases	19	35
Notes payable – related parties	—	600

Total current liabilities	3,602	5,078

Long-term liabilities:
Obligations under capital leases, excluding current installments	—	10

Total long-term liabilities	—	10

Commitments and contingencies
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value:
Authorized: 2,000,000 shares
Issued and outstanding shares: 1,500,000 shares at September 30, 2006 and 0 shares at December 31, 2005	2	—
Common stock, $0.001 par value:
Authorized: 120,000,000 shares
Issued and outstanding shares: 46,551,745 shares at September 30, 2006 and 46,445,749 shares at December 31, 2005	46	46
Additional paid-in capital	84,599	76,411
Deferred compensation	—	(6)
Accumulated deficit	(85,038)	(79,397)

Total stockholders’ deficit	(391)	(2,946)

Total liabilities and stockholders’ deficit	$3,211	$2,142

The accompanying notes are an integral part of these condensed financial statements.

TENFOLD CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
License	$176	$124	$317	$440
Services and other	931	1,368	2,099	4,361

Total revenues	1,107	1,492	2,416	4,801

Operating expenses:
Cost of revenues	704	707	1,924	2,458
Sales and marketing	216	667	677	2,227
Research and development	1,073	824	3,290	2,643
General and administrative	1,207	637	2,228	1,860

Total operating expenses	3,200	2,835	8,119	9,188

Loss from operations	(2,093)	(1,343)	(5,703)	(4,387)

Other income (expense):
Interest income	29	13	82	50
Interest expense	—	(1)	(20)	(6)
Other income	(1)	—	—	87

Total other income, net	28	12	62	131

Loss before income taxes	(2,065)	(1,331)	(5,641)	(4,256)
Provision (benefit) for income taxes	—	(990)	—	(983)

Net loss	(2,065)	(341)	(5,641)	(3,273)

Deemed dividend related to warrants issued with preferred stock and beneficial conversion feature on preferred stock	—	—	(1,761)	—

Net loss applicable to common shareholders	$(2,065)	$(341)	$(7,402)	$(3,273)

Basic loss per common share	$(0.04)	$(0.01)	$(0.16)	$(0.07)

Diluted loss per common share	$(0.04)	$(0.01)	$(0.16)	$(0.07)

Weighted average common and common equivalent shares used to calculate loss per share:
Basic	46,535	46,434	46,507	46,415

Diluted	46,535	46,434	46,507	46,415

The accompanying notes are an integral part of these condensed financial statements.

TENFOLD CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net loss	$(5,641)	$(3,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	181	241
Provision to bad debt reserve	—	(10)
Amortization of deferred compensation	—	11
Stock-based compensation expense	2,104	—
Changes in operating assets and liabilities:
Accounts receivable	(179)	(161)
Unbilled accounts receivable	(4)	43
Prepaid expenses and other assets	(14)	(138)
Accounts payable	(343)	(16)
Income taxes payable	(7)	(999)
Accrued liabilities	(303)	(146)
Deferred revenues	(207)	932

Net cash used in operating activities	(4,413)	(3,516)

Cash flows from investing activities:
Proceeds from sale of property and equipment	—	2
Additions to property and equipment	(24)	(17)

Net cash used in investing activities	(24)	(15)

Cash flows from financing activities:
Proceeds from employee stock purchase plan stock issuance	20	36
Proceeds from issuance of convertible preferred stock and warrants	6,072	—
Proceeds from issuance of notes payable	500	—
Principal payments on notes payable	(1,100)	—
Principal payments on obligations under capital leases	(26)	(24)

Net cash provided by financing activities	5,466	12

Net increase (decrease) in cash and cash equivalents	1,029	(3,519)
Cash and cash equivalents at beginning of period	1,344	5,225

Cash and cash equivalents at end of period	$2,373	$1,706

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$7	$16
Cash paid for interest	20	3
Equipment purchased under capital leases	—	16

The accompanying notes are an integral part of these condensed financial statements.

TENFOLD CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying unaudited Condensed Financial Statements included herein have been prepared by TenFold Corporation (“TenFold”) pursuant to the rules and regulations of the Securities and Exchange Commission. As used herein, “TenFold,” the “Company,” “we,” “our” and similar terms refer to TenFold Corporation, unless the context indicates otherwise. In management’s opinion, the interim financial data presented includes all adjustments necessary for a fair presentation. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the company believes that the disclosures made are adequate to make the information not misleading. Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for any future period or for the year ending December 31, 2006.

This report should be read in conjunction with our audited Financial Statements for the year ended December 31, 2005 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, including for example, estimated project costs and profitability and accounts receivable allowances. These assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our financial statements have been prepared under the assumption that we will continue as a going concern. The independent auditors’ opinion on our December 31, 2005 financial statements, however, includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

On March 30, 2006 we completed a capital raising transaction for gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations), which we have used to fund operations together with cash inflows from sales we have made this year. As of September 30, 2006, our principal source of liquidity was our cash and cash equivalents of $2.4 million, which we believe provides sufficient liquidity for our operations during the remainder of 2006. However, significant challenges and risks remain:

•	We have not been able to generate positive cash flow from operations for the three years ended December 31, 2005, or the nine months ended September 30, 2006. Our net cash used in operating activities was $4.5 million for the year ended December 31, 2005, and $4.4 million for the nine months ended September 30, 2006.

•	For the last several years, we have derived a significant portion of our cash inflows from time-and-materials consulting services performed for a limited number of large customers for whom we were completing enterprise applications development projects. As these customers completed their initial projects and became self-sufficient, they reduced their purchases of time-and-materials consulting services (although some purchase support from us and other services from time to time). These reductions have materially reduced our cash inflows. Although we have sold and begun several new consulting projects recently in 2006, they are not as large as these particular prior projects with a limited number of customers from the last several years.

•	We have experienced difficulty closing substantial new sales, and it is unclear when or if we can expect to predictably close significant sales to new or existing customers, and to achieve and sustain positive cash flow from operations. Under the leadership of our new Chief Executive Officer, Robert W. Felton, we changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. Although we expect to be more successful with this new model, we have limited experience with the new model as we have introduced it only this year. We have closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006, however such sales have not been sufficient to generate positive cash flow from operations. If we do not close significant future sales, our existing cash resources will not be sufficient to fund our operations beyond 2006.

There can be no assurance that we will be successful closing sufficient new sales and an inability to do so would have a materially adverse affect on our future cash flow and operations.

2.	Revenue Recognition

We derive revenues from license fees, applications development and implementation consulting services, support, and training services. License revenues consist of fees for licensing EnterpriseTenFold SOA (formerly known as Universal Application) as an applications development tool. Service revenues consist of fees for applications development and implementation consulting, support and training. Other revenues include fees for reimbursement of out of pocket expenses incurred for customer projects.

We follow the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2 with Respect to Certain Transactions, and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, in recognizing revenue under each of our contracts.

We generally enter into contracts that involve multiple elements, such as software products, enhancements, post-contract customer support (“PCS”), training, and time-and-material services. For accounting purposes, we allocate a portion of the contract fee to each undelivered element based on the relative fair values of the elements and allocate the fee for delivered software products using the residual method. The fair values of an element must be based on vendor specific objective evidence (“VSOE”). We establish VSOE based on the price charged when the same element is sold separately. VSOE for services is based on standard rates for the individuals providing services. These rates are the same rates charged when the services are sold separately under time-and-materials contracts. We base VSOE for training on standard rates charged for each particular training course. These rates are the rates charged when the training is sold separately for supplemental training courses. For PCS, VSOE is determined by reference to the renewal rate we charge the customer in future periods.

As a result, the amounts allocated to individual contract elements (such as license, consulting, training and support) for accounting purposes may differ from the amounts stated in the contract for those individual elements, but not in total.

For time-and-materials contracts, we generally estimate a profit range and recognize the related revenue using the lowest probable level of profit estimated in the range. Billings in excess of revenue recognized under time-and-material contracts are deferred and recognized upon completion of the time-and-materials contract or when the results can be estimated more precisely.

We recognize support revenue from contracts for ongoing technical support and product updates ratably over the support period. We recognize training revenue as we perform the services.

We recognize license revenues from EnterpriseTenFold SOA licenses that do not include services or where the related services are not considered essential to the functionality of the software, when the following criteria are met: we have signed a noncancellable license agreement with nonrefundable fees; we have shipped the software product; there are no uncertainties surrounding product acceptance; the fees are fixed and determinable; and collection is considered probable. This policy applies both when the licenses are sold separately or when an EnterpriseTenFold SOA license is sold with an applications development project. Services relating to the licenses typically include post contract customer support services, general time-and-materials consulting, and training; and do not add significant functionality, features, or significantly alter the software. In addition, similar services are available from some other vendors; there are no milestones or customer specific acceptance criteria which affect the realizability of the software license fee; and the software license fee is non-cancelable and non-refundable.

For software arrangements that include a service element that is considered essential to the functionality of the software, we recognize license fees related to the application, and the applications development service fees, over time as we perform the services, using the percentage-of-completion method of accounting and following the guidance in Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We make adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses under the contract and as we gain experience. Fixed-price project revenues are split between license and service based upon the relative fair value of the components.

For certain projects, we limit revenue recognition in the period to the amount of project costs incurred in the same period, resulting in zero profit during the period, and postpone recognition of profits until results can be estimated more precisely.

For certain contracts for which reasonably dependable estimates cannot be made or for which inherent hazards make estimates doubtful, we recognize revenue under the completed-contract method of contract accounting.

For license agreements that contain a discount that cannot be determined at the inception of the agreement, we recognize the related license revenue at the end of the estimated economic life of the release of the software version provided to the customer. We use the end of the estimated economic life to recognize the revenue when we do not have VSOE for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life.

We record billings and cash received in excess of revenue earned as deferred revenue. Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed. We bill customers as payments become due under the terms of the customer’s contract. We consider current information and events regarding our customers and their contracts and establish allowances for doubtful accounts when it is probable that we will be unable to collect amounts due under the terms of existing contracts.

3.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per common share (in thousands except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Numerator:
Numerator for basic loss per share – net loss applicable to common shareholders	$(2,065)	$(341)	$(7,402)	$(3,273)

Numerator for diluted loss per share – net loss applicable to common shareholders	$(2,065)	$(341)	$(7,402)	$(3,273)

Denominator:
Denominator for basic loss per share – weighted average shares	46,535	46,434	46,507	46,415

Employee stock options	—	—	—	—

Denominator for diluted loss per share	46,535	46,434	46,507	46,415

Loss per common share:
Basic loss per common share	$(0.04)	$(0.01)	$(0.16)	$(0.07)

Diluted loss per common share	$(0.04)	$(0.01)	$(0.16)	$(0.07)

Employee stock options that could potentially dilute basic earnings (loss) per share in the future, of which there were 22,720,226 and 22,844,929 outstanding on September 30, 2006 and 2005, respectively, that have a weighted average exercise price of $1.29 and $1.86 per share, respectively, were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods.

The computation of diluted loss per common share for the three and nine months ended September 30, 2006 excludes the assumed conversion of 1,500,000 shares of convertible preferred stock outstanding at September 30, 2006, from our March 2006 capital raising transaction, which are convertible into 20,315,805 shares of common stock, because the impact of the conversion would be anti-dilutive. No convertible preferred stock was outstanding in 2005.

Warrants to purchase 10,157,899 shares of common stock outstanding at September 30, 2006, from our March 2006 capital raising transaction, were also excluded from the computation of diluted loss per common share because to do so would have been anti-dilutive for the period. The warrants have an exercise price of $0.62 per share. No warrants were outstanding in 2005.

4.	Restricted Cash

Restricted cash of $74,000 at September 30, 2006 and at December 31, 2005 is maintained to support various accounts payable activities.

5.	Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“ESPP”) based on estimated fair values. In accordance to this standard, we recognize the compensation cost of all share based awards on a straight-line basis over the vesting period of the award. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. Our Condensed Financial Statements as of and for the nine months ended September 30, 2006, reflect the impact of SFAS 123(R). Under that transition method, compensation cost recognized in the first nine months of 2006 includes: (a) amortization related to the compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) amortization related to compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

TenFold has three stock-based employee option plans and an ESPP which are described more fully in Note 12 and Note 13, respectively, in our 2005 Annual Report on Form 10-K. No stock-based employee compensation cost was recognized in the Statement of Operations for the three- or nine-month period ended September 30, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The ESPP was deemed noncompensatory under Opinion 25, and, therefore, resulted in no compensation cost. As of September 30, 2006, TenFold had approximately 12.12 million shares of common stock reserved for future issuance under the stock option plans and the ESPP.

The adoption of SFAS 123(R) had a significant impact on our results of operations. Our statements of operations for the three and nine months ended September 30, 2006 include the following stock-based compensation expense from stock options and ESPP:

(in thousands)	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Cost of revenues	$60	$178
Sales and marketing	7	18
Research and development	337	856
General and administrative	838	1,052

Stock-based compensation expense included in operating expenses	1,242	2,104
Tax benefit	—	—

Stock-based compensation expense included in net loss	$1,242	$2,104

During the three months ended September 30, 2006, we granted 5,000,000 options to our CEO, with half vesting immediately and the other half vesting quarterly in 2007. This grant accounts for $620,000 of the stock-based compensation expense for the three and nine months ended September 30, 2006.

For the year ended December 31, 2005, we recognized estimated severance related charges related to the departure of our prior CEO, including an estimated option modification charge, based upon the anticipated terms at that time. Upon the execution of the Separation Agreement and Release on May 19, 2006, we calculated the actual option modification charge based upon the final terms, and recognized a resulting reduction in our stock-based compensation expense of $133,000, which reduced our general and administrative expenses for the nine months ended September 30, 2006.

Unrecognized stock-based compensation expense expected to be recognized over an estimated weighted-average amortization period of 0.8 year was $2.9 million at September 30, 2006.

Our deferred compensation cost at December 31, 2005 of $6,000, which was accounted for under APB 25, was reclassified into additional paid-in capital.

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of Statement 123 to options granted under our stock option plans and the employee stock purchase plan in all periods presented. For purposes of this pro-forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods.

(in thousands, except per share data)	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net loss applicable to common shareholders – as reported	$(341)	$(3,273)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	3	11
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(966)	(4,701)

Net loss applicable to common shareholders – pro forma	$(1,304)	$(7,963)

Loss per common share – as reported:
Basic	$(0.01)	$(0.07)
Diluted	$(0.01)	$(0.07)
Loss per common share – pro forma:
Basic	$(0.03)	$(0.17)
Diluted	$(0.03)	$(0.17)

Share Option Plans

We currently have three stock option plans that allow us to grant nonqualified stock options, stock purchase rights, stock bonus awards, stock appreciation rights, and other equity based awards to employees, including officers and directors, consultants, and non-employee directors. Historically, we have generally only granted nonqualified stock options. The options generally vest over a four- or five-year period and expire ten years from the date of grant.

Our weighted-average assumptions used in the Black-Scholes valuation model for equity awards with time-based vesting provisions granted during the three and nine months ended September 30, 2006 are shown below:

	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Expected volatility	158%	158%
Expected dividends	0%	0%
Expected term	5.25 Years	5.30 Years
Risk-free interest rate	4.86%	4.83%

The expected volatility rate was estimated based on the historical volatility of TenFold common stock. The expected term was calculated using the SEC “simplified” method as provided for in Staff Accounting Bulletin No. 107. The risk-free interest rates are the rates provided by the U.S Treasury for Daily Treasury Yield Curve Rates commonly referred to as “Constant Maturity Treasury” rates in effect at the time of grant with a remaining term equal to the expected option term.

The pre-vesting forfeiture rate used for the three and nine months ended September 30, 2006 was based on historical rates and forward-looking factors. As required under SFAS 123(R), we will adjust the estimated forfeiture rates to our actual experience. Prior to adoption of SFAS 123(R) we accounted for forfeitures as they occurred.

A summary of the time-based stock option awards as of September 30, 2006, and changes during the nine months then ended, is as follows:

Stock Option Awards	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (000s)
Outstanding at January 1, 2006	23,450,459	$1.80
Granted	6,098,000	0.24
Exercised	—	—
Forfeited or expired	(6,828,233)	1.50

Outstanding at September 30, 2006	22,720,226	$1.29	7.21	$5

Exercisable at September 30, 2006	18,052,273	$1.44	6.73	$5

The weighted-average grant-date fair value of stock options granted during the three and nine months ended September 30, 2006 was $0.22. Stock-based compensation expense related to stock options recognized under SFAS 123(R) for the three and nine months ended September 30, 2006 was $1.2 million and $2.1 million, respectively. At September 30, 2006, there was $2.9 million of unrecognized stock-based compensation expense related to non-vested options, which is expected to be recognized over a weighted-average period of 0.8 year.

Employee Stock Purchase Plan

Our 1999 Employee Stock Purchase Plan (“ESPP”) was adopted by our Board of Directors and approved by our stockholders in March 1999. The ESPP, which is intended to qualify under Section 423 of the Internal Revenue Code, has two six-month offering periods each year, with new offering periods commencing on February 1 and August 1 of each year. Eligible full-time employees, through payroll deductions, are allowed to purchase a limited number of shares of our common stock during each offering period at 85% of the fair market value at the lower of either the date of enrollment or the date of purchase. We account for the ESPP as a compensatory plan and recorded compensation expense for the three and nine months ended September 30, 2006 of $2,900 and $9,100, respectively, in accordance with SFAS 123(R).

The fair value of issuances under the purchase plan is estimated on the issuance date by applying the principles of FASB Technical Bulletin 97-1, Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option, and using the Black-Scholes valuation model. Our weighted-average assumptions used in the Black-Scholes valuation model for our ESPP grants during the three months ended September 30, 2006 are shown below:

	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Expected volatility	166%	136%
Expected dividends	0%	0%
Expected term	0.5 Years	0.5 Years
Risk-free interest rate	5.18%	4.89%

The expected volatility rate was estimated based on the historical volatility of TenFold common stock over a six-month period. The expected term is the same as the requisite service period. The risk-free interest rates are the rates provided by the U.S Treasury for Daily Treasury Yield Curve Rates commonly referred to as “Constant Maturity Treasury” rates in effect at the time of grant with a remaining term equal to the expected term.

During the quarters ended September 30, 2006, and 2005, 49,732 and 34,211 shares of common stock were purchased under the ESPP at an average price of $0.19 and $0.26 per share, respectively. As of September 30, 2006, there was $5,400 of total unrecognized compensation costs related to employee stock plan purchases. These costs are expected to be recognized over a weighted average period of 2.5 months.

6.	Income Taxes

No provision for income taxes was required for the three and nine months ended September 30, 2006. The benefit for income taxes for the three and nine months ended September 30, 2005 of $990,000 and $983,000, respectively, relates primarily to reversing accruals for state taxes that were no longer deemed necessary.

At September 30, 2006, management has recognized a valuation allowance for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

7.	Commitments

We lease office space and equipment under non-cancelable lease agreements, which expire at various dates through 2007. Future minimum lease payments under non-cancelable operating and capital lease obligations, in excess of one year, at September 30, 2006, are as follows (in thousands):

	Total	Operating	Capital
2006	$142	$133	$9
2007	338	328	10
Thereafter	—	—	—

Total minimum lease payments	$480	$461	19

Less: Amount representing interest			(0)

Present value of net minimum capital lease payments			19
Less: Current installments of obligations under capital leases			(19)

Obligations under capital leases, excluding current installments			$0

8.	Notes Payable – Related Parties

On December 23, 2005, we executed a Promissory Note due to Robert W. Felton, our Chairman, President, and Chief Executive Officer, in the amount of $200,000.

On December 23, 2005, we executed a Promissory Note due to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., in the amount of $200,000.

On December 28, 2005, we executed a Promissory Note due to First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy Jr., in the amount of $200,000.

On February 23, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000.

On March 15, 2006, TenFold executed a Promissory Note due to Mr. Felton, in the amount of $250,000.

These identical Promissory Notes were intended to provide interim financing to TenFold while we sought to secure equity financing. The Promissory Notes were senior to other TenFold indebtedness and equity, bore interest at 10% and were due upon the earlier to occur of March 31, 2006, the closing of equity financing of $2 million or more, or a liquidation event. We repaid all of these Promissory Notes in full in March 2006, upon completing the equity financing transaction described in Note 13.

All disinterested members of our Board of Directors approved these transactions.

9.	Legal Proceedings and Contingencies

Unresolved Stockholder Matter

On November 6, 2001, a class action complaint alleging violations of the federal securities laws was filed in the United States District Court for the Southern District of New York naming as defendants TenFold, certain of our officers and directors, and certain underwriters of our initial public offering. An amended complaint was filed on April 24, 2002. TenFold and certain of our officers and directors are named in the suit pursuant to Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act 1934 on the basis of an alleged failure to disclose the underwriters’ alleged compensation and manipulative practices. Similar complaints have been filed against over 300 other issuers that have had initial public offerings since 1998. The individual officer and director defendants entered into tolling agreements and, pursuant to a Court Order dated October 9, 2002, were dismissed from the litigation without prejudice. On February 19, 2003, the Court granted a Motion to Dismiss the Rule 10b-5 claims against 116 defendants, including TenFold. On June 27, 2003, our Board of Directors approved a proposed partial settlement with the plaintiffs in this matter. The settlement would provide, among other things, a release of TenFold and of the individual defendants for the alleged wrongful conduct in the Amended Complaint. We agreed to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. In June 2004, a motion for preliminary approval of the settlement was filed with the Court. The underwriters filed a memorandum with the Court opposing preliminary approval of the settlement. The Court granted preliminary approval of the settlement on February 15, 2005, subject to certain modifications. On August 31, 2005, the Court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The Court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006, however no ruling has been issued yet by the Court. If the Court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Any direct financial impact of the proposed settlement is expected to be borne by our insurers. At this point, we do not believe that this lawsuit will have a material adverse impact on our business, results of operations, financial position, or liquidity. Accordingly, no related losses have been provided for in our accompanying financial statements.

Assessing litigation

We review litigation claims each quarter to determine the likelihood that the claim will result in a loss. Due to the inherent uncertainties of litigation, predicting the ultimate outcome of litigation is very difficult. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. As part of that review, we consider our available insurance coverage. Such coverage is subject to the particular policy’s total limit, and typically subject to the insurer’s standard reservation of rights regarding conditions or findings that might exclude coverage for a particular matter.

If a loss is considered probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in these notes to our financial statements. Losses may however result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a material adverse impact on our future business, results of operations, financial position, or liquidity.

Indemnifications, Warranties, Complaints and Insurance

As permitted under Delaware law, and as provided in agreements with our officers and Directors, we have indemnified officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of TenFold. The maximum potential amount of future payments that we could be required to make under these indemnification provisions is unlimited. However, we have purchased Directors’ and Officers’ insurance policies that reduce our monetary exposure and enable us to recover a portion of any future amounts paid. As a result of this insurance coverage, we believe the estimated fair value of these indemnification agreements is not material.

Our agreements with customers generally require us to indemnify the customer against claims that our software infringes third party patent, copyright, or other proprietary rights. Such indemnification obligations are generally limited in a variety of industry-standard respects, including a right to replace an infringing product or cancel the software license and return the fees paid by the customer. To date, we have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements, and no such claims were outstanding at September 30, 2006. As a result, we have not recorded a liability for infringement costs as of September 30, 2006.

Our agreements with customers also generally provide a warranty that for so long as the customer is paying for support services, our software will materially conform to the related documentation, and that our software has been developed in a workmanlike manner. To date, we have not incurred significant warranty costs. As a result, we have not recorded a liability for warranty costs as of September 30, 2006.

We are subject to various customer complaints or disputes that arise in the ordinary course of business from time-to-time. We do not believe that the ultimate liability, if any, to resolve currently outstanding complaints or disputes will have a material impact on our future business, results of operations, financial position, or liquidity.

We have an industry-standard, errors and omissions insurance policy. This policy excludes contractual related disputes such as cost and time guarantees, and only covers software errors or omissions that occur after the delivery of software. We believe this policy provides adequate coverage for potential damages related to errors and omissions in our delivered software.

10.	Operating Segments

Our CEO reviews financial information on a consolidated basis, similar in format to the accompanying Statements of Operations. We consolidate revenue and expense information for all business groups for internal and external reporting and for decision-making purposes. We operate in a single operating segment, which is applications products and services.

Revenues from customers outside of North America were approximately 9 percent of total revenues for the three months ended September 30, 2006 as compared to 8 percent of total revenues for the same period in 2005. For the nine months ended September 30, 2006, revenues from customers outside of North America were approximately 13 percent of total revenues as compared to 10 percent of total revenues for the same period in 2005. Our long-lived assets are deployed in the United States.

Four customers accounted for a total of 51 percent of our revenues for the three months ended September 30, 2006 (individually 15 percent, 15 percent, 11 percent, and 10 percent of our total revenues) compared to two customers accounting for a total of 37 percent of our total revenues for the same period in 2005 (individually 23 percent and 14 percent of our total revenues). One customer accounted for a total of 18 percent of our revenues for the nine months ended September 30, 2006 compared to three customers accounting for a total of 51 percent of our revenues for the same period in 2005 (individually 22 percent, 19 percent, and 10 percent). No other single customer accounted for more than 10 percent of our total revenues for the three or nine months ended September 30, 2006 or the same periods in 2005.

Our customer accounting for 14 percent and 10 percent of our total revenues for the three and nine months ended September 30, 2005, respectively, is a related party. This customer did not account for more than 10% of our total revenues for the three or nine months ended September 30, 2006. See Note 12 for more information.

11.	Recent Accounting Pronouncements

On January 1, 2006, we adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. See Note 5 above for more information.

On January 1, 2006, we adopted SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report a change in such circumstances. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in financial years beginning after September 15, 2006. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, de-recognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting the provisions of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R). SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. SFAS No. 158 is effective in fiscal years beginning after December 15, 2006. As we do not have any defined benefit postretirement plans, we do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

12.	Related Party Transactions

During 2005, we entered into agreements with a new customer, DevonWay, to provide licenses, consulting services, technical support services, and training. Our Chairman, CEO and President, Robert W. Felton, is the founder and majority shareholder of DevonWay. All disinterested members of our Board of Directors approved of these related party transactions and our general ongoing business relationship with DevonWay.

Our revenues from DevonWay for the three and nine months ended September 30, 2006, are $8,800 and $46,700, respectively. For the three and nine months ended September 30, 2005 we recognized revenues of $216,000 and $492,000, respectively. As of September 30, 2006 and December 31, 2005, we had accounts receivable due from DevonWay of $0, and $24,500, respectively. For the three and nine months ended September 30, 2006, we received cash inflows from DevonWay of $5,900, and $71,800, respectively. For the three and nine months ended September 30, 2005, we received cash inflows from this customer of $1.3 million and $1.5 million, respectively.

Although we received a $1 million license payment from DevonWay in August 2005, for accounting purposes we have deferred recognition of this revenue until the end of the estimated economic life of the release of EnterpriseTenFold SOA provided to DevonWay, because the license agreement contains a discount that cannot be determined at inception of the agreement. We are using the end of the estimated economic life to recognize the revenue because we do not have vendor specific objective evidence of fair value (“VSOE”) for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life. For accounting purposes, management estimates that the economic life is 16 months, and as a result no revenue will be recognized from this license until it is all recognized in a lump sum in the latter part of 2006.

During late 2005 and continuing into 2006, DevonWay provided some marketing services to us. For the three and nine months ended September 30, 2006, we made payments to DevonWay of $14,800 and $31,800, respectively, for such services. As of September 30, 2006, we had accounts payable due to DevonWay of $5,000.

See Note 8 for information about Promissory Notes we entered into with members of our Board of Directors (or entities associated with them).

See Note 13 for information about our capital raising transaction completed in March 2006, that included the sale of stock to members of our Board of Directors and Executive Officers (or entities associated with them).

13.	Capital Stock

On March 29, 2006, we entered into a Securities Purchase Agreement for the sale of 1,500,000 shares of unregistered convertible preferred stock and warrants. The preferred shares are convertible into 20,315,805 shares of common stock. The warrants are to purchase 10,157,899 shares of common stock at an exercise price of $0.62 per share, with a 5 year term. The transaction generated gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations). Several members of our Board of Directors (or investment entities associated with them) and an Executive Officer participated in the transaction, providing a total of approximately $4.7 million of the gross proceeds raised:

•	Robert W. Felton Trust invested $2 million. We repaid $709,000 of interim financing to Mr. Felton, our Chairman, President, and Chief Executive Officer, from the proceeds of the capital raising.

•	First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy Jr., invested $2 million. We repaid $205,000 of interim financing to First Media TF Holdings LLC from the proceeds of the capital raising.

•	TenFold Director Steven H. Coltrin invested $500,000. We used approximately $206,000 of the proceeds of the capital raising to pay accounts payable due to his firm, Coltrin & Associates, for marketing and public relations work provided to TenFold in earlier periods.

•	Samer Diab, Senior Vice President, Customer Services, invested $230,000.

We also repaid $205,000 of interim financing to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., from the proceeds of the capital raising.

As a result of the warrants sold with the convertible preferred stock and the beneficial conversion feature inherent in the conversion rights and preferences of the convertible preferred stock, we recognized a non-cash deemed dividend of $1,761,000 during the nine months ended September 30, 2006. This deemed dividend was calculated based on the conversion price compared to the market price on the dates of issuance of the convertible preferred shares. Because we have an accumulated deficit, the deemed dividend was recorded as additional paid-in-capital and had no affect on that account.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Business Overview

TenFold provides services and technology for building complex, Service Oriented Architecture (“SOA”)-compliant, mission-critical applications in significantly less time and cost than it would otherwise take using traditional development technologies. We believe that with TenFold’s technology, EnterpriseTenFold SOA, customers will also experience significantly reduced ongoing applications maintenance and enhancement costs compared to what they generally experience with legacy applications.

Our business model focuses on providing applications development services and our EnterpriseTenFold SOA technology, support and training, to customers who can use a TenFold team or their own business teams to build and maintain applications.

At the end of 2005, we replaced our former Chief Executive Officer with long-time TenFold director and shareholder, Robert W. Felton. Under his leadership, we have changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. We believe that providing larger consulting projects (that include the full breadth of applications consulting from applications design through production implementation) will be a more successful model for both us and our customers. We believe that some of our customers would have been more successful with their projects with more consulting assistance than they chose to purchase under our prior business model. Although we expect to be more successful with this new model, we have limited experience with the new model as we have introduced it only this year. We have closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006; however, such sales have not been sufficient to generate positive cash flow from operations or profitability. As a result, it is unclear if or when we can expect to close significant sales to new or existing customers; and until we repeatedly do so, we are likely to continue to experience negative cash flow from operations and losses. If we do not close significant future sales, our existing cash resources will not be sufficient to fund our operations beyond 2006.

On March 30, 2006, we completed a capital raising transaction for the sale of 1,500,000 shares of unregistered convertible preferred stock and warrants. The preferred shares are convertible into 20,315,805 shares of common stock. The warrants are to purchase 10,157,899 shares of common stock at an exercise price of $0.62 per share, with a 5 year term. The transaction generated gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations). Several members of our Board of Directors (or investment entities associated with them) and an Executive Officer participated in the transaction, providing a total of approximately $4.7 million of the gross proceeds raised:

•	Robert W. Felton Trust invested $2 million. We repaid $709,000 of interim financing to Mr. Felton, our Chairman, President, and Chief Executive Officer, from the proceeds of the capital raising.

•	First Media TF Holdings LLC, an investment entity associated with TenFold Director Ralph W. Hardy Jr., invested $2 million. We repaid $205,000 of interim financing to First Media TF Holdings LLC from the proceeds of the capital raising.

•	TenFold Director Steven H. Coltrin invested $500,000. We used approximately $206,000 of the proceeds of the capital raising to pay accounts payable due to his firm, Coltrin & Associates, for marketing and public relations work provided to TenFold in earlier periods.

•	Samer Diab, Senior Vice President, Customer Services, invested $230,000.

We also repaid $205,000 of interim financing to Wasatch Investments LLC, an investment entity associated with TenFold Director Robert E. Parsons, Jr., from the proceeds of the capital raising.

For the first nine months of 2006, we had revenues of $2.4 million, an operating loss of $5.7 million, a net loss of $5.6 million, and a net loss applicable to common shareholders of $7.4 million. This compares to revenues of $4.8 million, an operating loss of $4.4 million, and a net loss of $3.3 million for the same period of 2005.

For the three months ended September 30, 2006, we had revenues of $1.1 million, an operating loss of $2.1 million, and a net loss of $2.1 million. This compares to revenues of $1.5 million, an operating loss of $1.3 million, and a net loss of $341,000 for the same period of 2005.

For the three months ended June 30, 2006, we had revenues of $710,000, an operating loss of $1.7 million, and a net loss of $1.7 million.

For the three months ended March 31 2006, we had revenues of $599,000, an operating loss of $1.9 million, a net loss of $1.9 million, and a net loss applicable to common shareholders of $3.7 million.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship of selected items from our statements of operations to total revenues.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
License	16%	8%	13%	9%
Services and other	84%	92%	87%	91%

Total revenues	100%	100%	100%	100%
Operating expenses:
Cost of revenues	64%	47%	80%	51%
Sales and marketing	19%	45%	28%	46%
Research and development	97%	55%	136%	55%
General and administrative	109%	43%	92%	39%

Total operating expenses	289%	190%	336%	191%

Loss from operations	(189%)	(90%)	(236%)	(91%)
Total other income, net	2%	1%	3%	3%

Loss before income taxes	(187%)	(89%)	(233%)	(88%)
Provision (benefit) for income taxes	—	(66%)	—	(20%)

Net loss	(187%)	(23%)	(233%)	(68%)

Deemed dividend related to warrants issued with Preferred stock and beneficial conversion feature on preferred stock	—	—	(73%)	—

Net loss applicable to common shareholders	(187%)	(23%)	(306%)	(68%)

Revenues

Total revenues decreased $385,000, or 26 percent, to $1.1 million for the three months ended September 30, 2006, as compared to $1.5 million for the same period in 2005. For the nine months ended September 30, 2006, total revenues decreased $2.4 million, or 50 percent, to $2.4 million as compared to $4.8 million for the same period in 2005.

Services and other revenues decreased $437,000, or 32 percent, to $931,000 for the three months ended September 30, 2006 as compared to $1.4 million for the same period in 2005. For the nine months ended September 30, 2006, services and other revenues decreased $2.3 million, or 52 percent, to $2.1 million as compared to $4.4 million for the same period in 2005. The decrease in services and other revenues is primarily due to decreases in revenues from certain customers who purchased less time-and-materials consulting from us over time as they completed their application development projects and became more self-sufficient. Although we have begun several new consulting projects recently in 2006, they are not as large as these particular prior projects.

License revenues increased $52,000, or 42 percent, to $176,000 for the three months ended September 30, 2006, as compared to $124,000 for the same period in 2005. For the nine months ended September 30, 2006, license revenues decreased $123,000, or 28 percent, to $317,000 as compared to $440,000 for the same period in 2005. The decrease in license revenue for the nine month period is due primarily to smaller sized license sales in 2006 than in the same period in 2005.

Revenues from customers outside of North America were approximately 9 percent of total revenues for the three months ended September 30, 2006 as compared to 8 percent of total revenues for the same period in 2005. For the nine months ended September 30, 2006, revenues from customers outside of North America were approximately 13 percent of total revenues as compared to 10 percent of total revenues for the same period in 2005. Our long-lived assets are deployed in the United States.

Four customers accounted for a total of 51 percent of our revenues for the three months ended September 30, 2006 (individually 15 percent, 15 percent, 11 percent, and 10 percent of our total revenues) compared to two customers accounting for a total of 37 percent of our total revenues for the same period in 2005 (individually 23 percent and 14 percent of our total revenues). One customer accounted for a total of 18 percent of our revenues for the nine months ended September 30, 2006 compared to three customers accounting for a total of 51 percent of our revenues for the same period in 2005 (individually 22 percent, 19 percent, and 10 percent). No other single customer accounted for more than 10 percent of our total revenues for the three or nine months ended September 30, 2006 or the same periods in 2005.

We continue to market actively to new and existing customers. We have sold and begun several new consulting projects recently in 2006. However, such sales have not been sufficient to generate positive cash flow from operations or profitability. We continue to face a challenging sales environment. As a result, it is unclear if or when we can expect to close significant sales to new or existing customers, and until we repeatedly do so we are likely to continue to experience negative cash flow from operations and losses.

Operating Expenses

Cost of Revenues. Cost of revenues consists primarily of compensation and other related costs of staff and contractors to provide applications development and implementation, support, and training services. Cost of revenues decreased $3,000, or 0.4 percent, to $704,000 for the three months ended September 30, 2006 compared to $707,000 for the same period in 2005. For the nine months ended September 30, 2006, cost of revenues decreased $534,000, or 22 percent, to $1.9 million as compared to $2.5 million for the same period in 2005. The decreases in cost of revenues are due primarily to having fewer staff working on customer projects in 2006. These decreases were partially offset by increases in stock-based compensation expense in 2006 as a result of SFAS 123(R). See Note 5 of Notes to Condensed Financial Statements for more information on stock-based compensation expenses.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, travel, and other related expenses for sales and marketing personnel; and marketing seminars, public relations, advertising and other marketing expenses. Sales and marketing expenses decreased $451,000, or 68 percent, to $216,000 for the three months ended September 30, 2006 as compared to $667,000 for the same period in 2005. For the nine months ended September 30, 2006, sales and marketing expenses decreased $1.6 million, or 70 percent, to $677,000 as compared to $2.2 million for the same period in 2005. The decreases in sales and marketing expenses are due to our discontinuing most discretionary marketing programs in late 2005 in connection with the change in sales focus under our new Chief Executive Officer, Robert W. Felton, and to conserve our financial resources; as well as from a decrease in sales and marketing headcount.

Research and Development. Research and development expenses consist primarily of compensation and other related costs of personnel dedicated to research and development activities. Research and development expenses increased $249,000, or 30 percent, to $1.1 million for the three months ended September 30, 2006, as compared to $824,000 for the same period in 2005. For the nine months ended September 30, 2006, research and development increased $647,000, or 24 percent, to $3.3 million as compared to $2.6 million for the same period in 2005. The increase in research and development is due to recognition of stock-based compensation expense in 2006 as a result of SFAS 123(R), which was partially offset by decreases from lower research and development staffing in 2006 compared to 2005. See Note 5 of Notes to Condensed Financial Statements for more information on stock-based compensation expenses.

General and Administrative. General and administrative expenses consist primarily of the costs of executive management, finance and administrative staff, business insurance, and professional fees. General and administrative expenses increased $570,000, or 89 percent, to $1.2 million for the three months ended September 30, 2006 as compared to $637,000 for the same period in 2005. For the nine months ended September 30, 2006, general and administrative expenses increased $368,000, or 20 percent, to $2.2 million as compared to $1.9 million for the same period in 2005. The increase is due to recognition of stock-based compensation expense in 2006 as a result of SFAS 123(R), including $620,000 of option related charges for option grants to our CEO during the three months ended September 30, 2006. This increase was partially offset by decreases from lower general and administrative staffing in 2006 compared to 2005. See Note 5 of Notes to Condensed Financial Statements for more information on stock-based compensation expenses.

Total Other Income, net

Net total other income was income of $28,000 for the three months ended September 30, 2006, as compared to $12,000 of income for the same period in 2005. Net total other income was $62,000 for the nine months ended September 30, 2006, as compared to $131,000 for the same period in 2005.

Provision for Income Taxes

No provision for income taxes was required for the three and nine months ended September 30, 2006. The benefit for income taxes for the three and nine months ended September 30, 2005 of $990,000 and $983,000, respectively, relates primarily to reversing accruals for state taxes that were no longer deemed necessary.

At September 30, 2006, management has recognized a valuation allowance for the net deferred tax assets related to temporary differences, foreign tax credit carryforwards and net operating loss carryforwards. The valuation allowance was recorded in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires that a valuation allowance be established when there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more likely than not that the net deferred tax assets will not be realized.

Deemed dividend related to convertible preferred stock

As a result of the warrants sold with the convertible preferred stock and the beneficial conversion feature inherent in the conversion rights and preferences of the convertible preferred stock, we recognized a non-cash deemed dividend of $1,761,000 during the nine months ended September 30, 2006. This deemed dividend was calculated based on the conversion price compared to the market price on the date of issuance of the convertible preferred shares.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified the “critical accounting policies” below. These policies have the potential to have a more significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue Recognition and Project Profitability

We believe risks relating to revenue recognition include the judgment required to determine project profit or loss projections on time-and-material contracts. We recognize time-and-materials revenue at the lowest point in the range of estimated profit margin, which represents our best estimate of the profit to be achieved. Variances may occur if we are unable to collect time-and-materials billings or if we grant concessions to time-and-materials customers in order to sell additional business or collect cash under the contract. As we occasionally provide services on a fixed price basis, risks relating to revenue recognition also include the judgment and estimation required to determine fixed-price project completion percentages, and fixed-price project profit or loss projections. Variances between management’s estimates and actual results may result in significant adjustments to our results of operations and financial position.

For a license agreement that we executed in August 2005 that contains a discount that cannot be determined at the inception of the agreement, we expect to recognize the related license revenue at the end of the estimated economic life of the release of EnterpriseTenFold SOA provided to the customer. We are using the end of the estimated economic life to recognize the revenue because we do not have vendor specific objective evidence of fair value (“VSOE”) for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life. For accounting purposes, management estimates that the economic life is 16 months after considering factors such as the rapid pace of technological change in the software industry generally and particularly in TenFold’s market, the pace at which TenFold produces new releases of TenFold technology with substantial technological improvements, and the pace at which TenFold’s customers adopt new releases of TenFold technology.

Stock-Based Compensation

In accordance with SFAS 123(R), we measure compensation cost for stock awards at fair value and recognize compensation over the service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee roles, and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates. See Note 5 of Notes to Condensed Financial Statements for more information.

Litigation Reserves

We review asserted litigation claims each quarter to determine the likelihood that the claim will result in a loss. Significant management judgment is required to conclude on the likely outcome of outstanding litigation. If a loss is probable on a litigation claim, management estimates the loss and we accrue the estimated loss. If a loss is considered probable but cannot be reasonably estimated, we disclose the contingency in the notes to our financial statements. Losses may result on litigation claims that are not considered probable or are not estimable at the current time, potentially having a significant impact on future financial results.

Liquidity and Capital Resources

Net cash used in operating activities was $4.4 million for the nine months ended September 30, 2006 as compared to $3.5 million for the same period in 2005.

Net cash used in investing activities was $24,000 for the nine months ended September 30, 2006 as compared to $15,000 for the same period in 2005.

Net cash provided by financing activities was $5.5 million for the nine months ended September 30, 2006 as compared to $12,000 for the same period in 2005. Net cash provided by financing activities for the nine months ended September 30, 2006 included $6.1 million of net proceeds from the sale of convertible preferred stock and warrants, $500,000 from issuance of notes payable, less $1.1 million in principal payments on notes payable which were repaid in full upon closing our capital raising transaction in March 2006.

Our deferred revenue balance generally results from contractual commitments made by customers to pay amounts to us in advance of revenues earned. We had deferred revenue balances of $2.0 million at September 30, 2006 and $2.2 million at December 31, 2005. When over time we recognize these deferred revenue balances as revenues in the statement of operations, we will not have corresponding increases in cash, as the related cash amounts have previously been received by us. Our unbilled accounts receivable represents revenue that we have earned but which we have not yet billed.

On March 30, 2006 we completed a capital raising transaction for gross proceeds of approximately $6.3 million (before expenses and repayment of $1.1 million of interim financing obligations), which we have used to fund operations together with cash inflows from sales we have made this year. As of September 30, 2006, our principal source of liquidity was our cash and cash equivalents of $2.4 million, which we believe provides sufficient liquidity for our operations during the remainder of 2006. However, significant challenges and risks remain:

•	We have not been able to generate positive cash flow from operations for the three years ended December 31, 2005, or the nine months ended September 30, 2006. Our net cash used in operating activities was $4.5 million for the year ended December 31, 2005, and $4.4 million for the nine months ended September 30, 2006.

•	For the last several years, we have derived a significant portion of our cash inflows from time-and-materials consulting services performed for a limited number of large customers for whom we were completing enterprise applications development projects. As these customers completed their initial projects and became self-sufficient, they reduced their purchases of time-and-materials consulting services (although some purchase support from us and other services from time to time). These reductions have materially reduced our cash inflows. Although we have sold and begun several new consulting projects recently in 2006, they are not as large as these particular prior projects with a limited number of customers from the last several years.

•	We have experienced difficulty closing substantial new sales, and it is unclear when or if we can expect to predictably close significant sales to new or existing customers, and to achieve and sustain positive cash flow from operations. Under the leadership of our new Chief Executive Officer, Robert W. Felton, we changed our business model to focus on selling larger consulting projects, instead of the smaller prototype application projects that we primarily sold in 2005. Although we expect to be more successful with this new model, we have limited experience with the new model as we have introduced it only this year. We have closed some new sales in 2006, including several new consulting projects, and reduced our quarterly net cash outflow in Q3 2006 to $871,000 compared to $1.9 million for Q2 2006; however, such sales have not been sufficient to generate positive cash flow from operations. If we do not close significant future sales, our existing cash resources will not be sufficient to fund our operations beyond 2006.

There can be no assurance that we will be successful closing sufficient new sales and an inability to do so would have a materially adverse affect on our future cash flow and operations.

Disclosure about Contractual Obligations

The following table sets forth certain contractual obligations recorded in the condensed financial statements as of September 30, 2006 and summary information is presented in the following table (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	19	19	—	—	—
Operating lease obligations	461	461	—	—	—
Purchase obligations	86	86	—	—	—
Other long term liabilities reflected on the registrant’s Balance Sheet under GAAP	—	—	—	—	—

Total	$566	$566	$—	$—	$—

Related Party Transactions

During 2005, we entered into agreements with a new customer, DevonWay, to provide licenses, consulting services, technical support services, and training. Our Chairman, CEO and President, Robert W. Felton, is the founder and majority shareholder of DevonWay. All disinterested members of our Board of Directors approved of these related party transactions and our general ongoing business relationship with DevonWay.

Our revenues from DevonWay for the three and nine months ended September 30, 2006, are $8,800 and $46,700, respectively. For the three and nine months ended September 30, 2005 we recognized revenues of $216,000 and $492,000, respectively. As of September 30, 2006 and December 31, 2005, we had accounts receivable due from DevonWay of $0, and $24,500, respectively. For the three and nine months ended September 30, 2006, we received cash inflows from DevonWay of $5,900, and $71,800, respectively. For the three and nine months ended September 30, 2005, we received cash inflows from this customer of $1.3 million and $1.5 million, respectively.

Although we received a $1 million license payment from DevonWay in August 2005, for accounting purposes we have deferred recognition of this revenue until the end of the estimated economic life of the release of EnterpriseTenFold SOA provided to DevonWay, because the license agreement contains a discount that cannot be determined at inception of the agreement. We are using the end of the estimated economic life to recognize the revenue because we do not have vendor specific objective evidence of fair value (“VSOE”) for the related post-contract customer support, due to the discount, and therefore we cannot allocate the revenue until the discount is known at the end of the estimated economic life. For accounting purposes, management estimates that the economic life is 16 months, and as a result no revenue will be recognized from this license until it is all recognized in a lump sum in the latter part of 2006.

During late 2005 and continuing into 2006, DevonWay provided some marketing services to us. For the three and nine months ended September 30, 2006, we made payments to DevonWay of $14,800 and $31,800, respectively, for such services. As of September 30, 2006, we had accounts payable due to DevonWay of $5,000.

See Note 8 of Notes to Condensed Financial Statements for more information about Promissory Notes we entered into with members of our Board of Directors (or entities associated with them).

See Note 13 of Notes to Condensed Financial Statements for information about our capital raising transaction completed in March 2006, that included the sale of stock to members of our Board of Directors and Executive Officers (or entities associated with them).

Recent Accounting Pronouncements

On January 1, 2006, we adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. See Note 5 of Notes to Condensed Financial Statements for more information.

On January 1, 2006, we adopted SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 is a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report a change in such circumstances. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a “restatement.” SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in financial years beginning after September 15, 2006. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets to simplify accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Additionally, SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, de-recognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income tax assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective in fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting the provisions of SFAS No. 157.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R). SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. SFAS No. 158 is effective in fiscal years beginning after December 15, 2006. As we do not have any defined benefit postretirement plans, we do not expect our adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Reference is made to Item 7A, “Quantitative and Qualitative Disclosures about Market Risk,” appearing on page 40 of TenFold’s 2005 Annual Report on Form 10-K for information relating to TenFold’s interest rate and currency rate risks. There have been no material changes in such risks through September 30, 2006.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 (Exchange Act) Rules 13a-15(e) or 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures are effective based on their evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Except as listed below, other items in Part II are omitted because the items are inapplicable or require no response.

Item 1.	Legal Proceedings

See Part I, Item 1, Note 9 of Notes to Condensed Financial Statements for a description of legal proceedings.

Item 1A.	Risk Factors

Reference is made to Part I, Item 1A “Risk Factors,” appearing on page 18 of TenFold’s 2005 Annual Report on Form 10-K for information relating to TenFold’s risk factors. There have been no material changes in such risks through September 30, 2006, except that the settlement discussions with our prior CEO described in the Risk Factor on page 21 of TenFold’s 2005 Annual Report on Form 10-K were concluded and the parties executed a Separation Agreement and Release on May 19, 2006, which was reported in a Form 8-K filed by TenFold on May 25, 2006.

The risks described in our Annual Report on Form 10-K are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial position, results of operations or cash flows.

Item 6.	Exhibits

(a)	Exhibits

Number	Description

11*	Computation of Shares used in Computing Basic and Diluted Net Loss Per Share.

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to “Notes to Financial Statements” herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TenFold Corporation

/s/ Robert W. Felton
Robert W. Felton Chairman of the Board of Directors, President, and Chief Executive Officer (Principal Executive Officer)

November 1, 2006

/s/ Robert P. Hughes
Robert P. Hughes Chief Financial Officer and Chief of Staff (Principal Financial and Accounting Officer) November 1, 2006

Exhibit 31.1

CERTIFICATIONS

I, Robert W. Felton, certify that:

1. I have reviewed this quarterly report on Form 10-Q of TenFold Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Robert W. Felton
Robert W. Felton Chairman of the Board of Directors, President, and Chief Executive Officer (Principal Executive Officer) November 1, 2006

Exhibit 31.2

CERTIFICATIONS

I, Robert P. Hughes, certify that:

1. I have reviewed this quarterly report on Form 10-Q of TenFold Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Robert P. Hughes
Robert P. Hughes Chief Financial Officer and Chief of Staff (Principal Financial and Accounting Officer) November 1, 2006